Pioneer Real Estate Shares
60 State Street
Boston, MA  02109

February 1996

Dear Fellow Shareowner,

I am writing to let you know that a special meeting will be held March 5, 1996, for shareowners of Pioneer Real Estate Shares to vote on two important proposals. As a shareowner in the Fund, you have the opportunity to voice your opinion on these matters.

This package contains information about the proposals, along with the proxy card for you to use when voting by mail. Please take a moment to read the enclosed materials and cast your vote on the yellow proxy card.

Your prompt vote will help save money. If a majority of the Fund's shareowners have not voted prior to the meeting, we must try to obtain their votes with additional mailings or phone solicitation. That is a costly process.

(callout in margin) Voting your shares by mail is quick and easy. Everything you need is enclosed.

Both of the proposals up for approval have been reviewed by Pioneer Real Estate Shares' Board of Trustees, whose primary role is to protect your interests as a shareowner. In the Trustees' opinion, the proposals are fair and reasonable. The Trustees recommend that you vote FOR both proposals.

(callout in margin) The Fund's Board of Trustees recommends that you vote FOR both proposals.

Here is what a FOR vote means for each of the proposals being considered.

Proposal 1:
Approve a new  Subadvisory  Agreement  with Boston  Financial  Securities,  Inc.
(BFS). As subadviser to the Fund, BFS will identify and analyze real estate industry companies, analyze market conditions, review investments in the Fund's portfolio and furnish advisory reports. Under the proposed Subadvisory Agreement, Pioneering Management Corporation (PMC) will pay BFS an ongoing subadvisory fee. The Fund will not be responsible for paying any subadvisory fee to BFS; accordingly, there will be no increase in management fee or operating expenses for the Fund.

Proposal 2:
Ratify the selection of Arthur Andersen LLP as the Fund's independent public accountants for the fiscal year ending December 31, 1996.

Cast your vote by completing and signing the yellow proxy card enclosed in this package. Please mail your completed and signed proxy as quickly as possible, using the postage-paid envelope provided.

(callout in margin) Please vote! Your vote is extremely important, no matter how many shares you own.

Please feel free to call Pioneer at 1-800-225-6292 if you have any questions about the proposals or the process for voting your shares. Thank you for your prompt response.

Sincerely,

John F. Cogan, Jr.
Chairman


                                                                       0196-3116